

Mail Stop 4546

January 30, 2017

Via E-mail
Rajesh C. Shrotriya, M.D.
Chief Executive Officer
Spectrum Pharmaceuticals, Inc.
11500 South Eastern Avenue, Suite 240
Henderson, Nevada 89052

      Re: Spectrum Pharmaceuticals, Inc.
               Form 10-K for Fiscal Year Ended December 31, 2015
               Filed March 14, 2016
               File No. 001-35006

Dear Dr. Shrotriya:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               /s/ Sharon M. Blume

               Sharon M. Blume
               Accounting Branch Chief
               Office of Healthcare and Insurance